Exhibit 99.4

Consent of Independent Auditor

We consent to the use of our report dated March 29, 2016 relating to the consolidated financial statements of Claude Resources Inc. appearing in this Annual Report on Form 40-F of Claude Resources Inc. for the year ended December 31, 2015.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Saskatoon, Saskatchewan

March 29, 2016